Exhibit 99.2

PHARMACAN CAPITAL, CORP. d/b/a CRONOS GROUP

AMENDED AND RESTATED ANNUAL INFORMATION FORM

For the year ended December 31, 2015

DATED: February 10, 2017

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	2
FORWARD LOOKING STATEMENTS	2
GLOSSARY OF CERTAIN TERMS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	8
RISK FACTORS	15
DIVIDENDS	28
CAPITAL STRUCTURE	28
MARKET FOR SECURITIES	30
PRIOR SALES	30
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	31
DIRECTORS AND OFFICERS	31
PROMOTERS	37
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39
AUDIT COMMITTEE INFORMATION	39
INTERESTS OF EXPERTS	41
ADDITIONAL INFORMATION	41
SCHEDULE “A”	42

AMENDED AND RESTATED ANNUAL INFORMATION FORM

In this Amended and Restated Annual Information Form (“AIF”), unless otherwise noted or the context indicates otherwise, the “Company”, “we”, “us” and “our” refer to PharmaCan Capital Corp. d/b/a Cronos Group and its subsidiaries, The Peace Naturals Project, Inc. and In The Zone Produce, Ltd.; “Cronos Group” refers to PharmaCan Capital Corp. d/b/a/ Cronos Group on a stand-alone basis; “Peace Naturals” refers to Cronos Group’s wholly-owned subsidiary The Peace Naturals Project, Inc.; “ITZ” refers to Cronos Group’s wholly-owned subsidiary In the Zone Produce, Ltd.

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of February 10, 2017, unless otherwise stated.

FORWARD LOOKING STATEMENTS

This AIF contains certain information that may constitute forward-looking information and forward-looking statements (collectively, “Forward-Looking Statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The Forward-Looking Statements included in this AIF are made only as of the date of this AIF. Forward-Looking Statements in this AIF include, but are not limited to, statements with respect to:

•                  the intended expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion;

•      the expected growth in the number of patients using the Company’s medical marijuana;

•      the expected growth in the Company’s growing capacity;

•      expectations with respect to future production costs;

•      the number of grams of medical marijuana to be used by each patient;

•      the expected methods to be used by the Company to deliver medical marijuana;

•      the competitive conditions of the industry;

•      the legalization of marijuana and the timing related thereto;

•      changes in applicable laws and regulations;

•      the competitive and business strategies of the Company;

•                  the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof; and

•      the anticipated future gross margins of the Company’s operations.

Certain of the Forward-Looking Statements contained herein concerning the medical marijuana industry and the general expectations of Cronos Group concerning the medical marijuana industry are based on estimates prepared by Cronos Group using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Cronos Group believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Cronos Group is not aware of any misstatement regarding any industry or government data presented herein, the medical marijuana industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s Forward-Looking Statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this AIF under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve Forward-Looking Statements. The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on Forward-Looking Statements contained in this AIF. We undertake no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the yield from the growing operations of Peace Naturals and ITZ; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the Forward-Looking Statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the Forward-Looking Statements contained in this AIF include, but are not limited to the factors included under “Risk Factors” in this AIF. Readers are cautioned not to place undue reliance on Forward-Looking Statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

GLOSSARY OF CERTAIN TERMS

The following terms are used in this document:

“cannabis” has the meaning given to such term in the ACMPR;

“cannabis oil” means an oil, in liquid form, that contains cannabis or dried marihuana;

“client” has the meaning given to such term in the ACMPR;

“Commercial Licenses” means the Peace Naturals Commercial License and the ITZ Commercial License;

“Common Shares” means the common shares in the share capital of the Company;

“dried marihuana” has the meaning given to such term in the ACMPR;

“ITZ Commercial License” means the ITZ First License and the ITZ Supplemental License;

“Licensed Producer” has the meaning given to such term in the ACMPR;

“marijuana” has the meaning given to the term “marihuana” in the ACMPR;

“Minister” means the Federal Minister of Health;

“Peace Naturals Commercial License” means the Peace Naturals First License and the Peace Naturals Supplemental License;

“Section 56 Exemption” means the exemption from sections 4, 5, and 7 of the CDSA, subsection 8(1) of the NCR, and relevant provisions of the MMPR authorized by Health Canada that allows Licensed Producers to conduct activities with cannabis and cannabis oil.

CORPORATE STRUCTURE

Cronos Group was incorporated on August 21, 2012 under the Business Corporations Act (Ontario) as 2339498 Ontario Inc. On October 18, 2012 the Company changed its name to Searchtech Ventures Inc. (“Searchtech”). Prior to completing its qualifying transaction the Company was classified as a Capital Pool Company pursuant to Policy 2.4 of the TSX Venture Exchange (the “TSX-V”). On December 10, 2014, the Company completed its qualifying transaction with Hortican Inc. (“Hortican”). Immediately prior to the completion of the transaction, the Company changed its name to PharmaCan Capital Corp. and consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures were also exchangeable at the same conversion ratio, and the exercise price for such securities were be divided by the conversion ratio. On October 6, 2016 PharmaCan Capital Corp. announced it would thereafter conduct business under the name Cronos Group. Cronos Group is a publicly traded corporation, and its common shares are listed on TSX-V under the trading symbol “MJN”.

Cronos Group, is a geographically diversified and vertically integrated cannabis company that operates two wholly-owned Licensed Producers regulated within Health Canada’s Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) namely, Peace Naturals Project Inc. (“Peace

Naturals”), with production facilities near Barrie, Ontario, and In The Zone Produce Ltd. (“ITZ”), with a production facility near Kelowna, British Columbia. Prior to the acquisition of ITZ in November of 2014, the Company was exclusively in the business of investing in companies either licensed, or actively seeking a license, to produce medical marijuana to the ACMPR (collectively, the “Investees”). As evidenced by the chart below, in addition to its wholly-owned subsidiaries Peace Naturals and ITZ, the Company currently has interests in three (3) Investees with active ACMPR licenses and two (2) Investees actively seeking ACMPR licenses.

The following chart illustrates, as of the date of this AIF, the Company’s subsidiaries, including their respective jurisdictions of incorporation and percentage of voting securities of each that are beneficially owned, controlled or directed by Cronos Group, either directly or indirectly. The Company does not beneficially own, control or direct, directly or indirectly, any restricted securities in any of its subsidiaries.

The Company’s corporate and registered office is located at 76 Stafford Street, Suite 302, Toronto, Ontario M6J 2S1. The Company’s telephone number is +1.416.504.0004, and the Company’s website is www.TheCronosGroup.com. The information contained on the Company’s website is not incorporated by reference into this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

PharmaCan Capital Corp. (d.b.a. Cronos Group)

Cronos Group was incorporated on August 21, 2012 under the Business Corporations Act (Ontario) as 2339498 Ontario Inc. On October 18, 2012 the Company changed its name to Searchtech Ventures Inc.

Prior to completing its qualifying transaction the Company was classified as a Capital Pool Company pursuant to Policy 2.4 of the TSX-V. Cronos Group was incorporated with the intention of developing a business based on capitalizing companies that were applying to Health Canada to become a Licensed Producer of medical cannabis. Cronos Group is a publicly traded corporation, with its head office located at 76 Stafford Street, Suite 302, Toronto, Ontario M6J 2S1. The Company’s common shares are listed on TSX-V under the trading symbol “MJN”.

On December 10, 2014, Cronos Group closed its qualifying transaction (the “Transaction”) with Hortican, a company whose business model was to invest in medical marijuana companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Transaction, the Company changed its name to PharmaCan Capital Corp. and consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures are also exchangeable at the same conversion ratio, and the exercise price for such securities will be divided by the conversion ratio. On October 6, 2016 PharmaCan Capital Corp. announced it would thereafter conduct business under the name Cronos Group.

Investees

Prior to the acquisition of ITZ in November of 2014 (as described below), the Company was exclusively in the business of investing in companies either licensed, or actively seeking a license, to produce medical marijuana to the ACMPR. In addition to its wholly-owned subsidiaries, Peace Naturals and ITZ, the Company currently has minority interests in three (3) Investees with active ACMPR licenses and two (2) Investees actively seeking ACMPR licenses.

Expansion and Acquisition

On November 5, 2014, Hortican acquired 100% of the issued and outstanding shares of ITZ, a company headquartered in Armstrong, British Columbia and incorporated, on March 15, 2013, under the Business Corporations Act (British Columbia). ITZ is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. The purchase price for the acquisition was $1,811,730 of which $1,321,730 was payable in cash at closing and the balance of the purchase price was paid by the issuance, out of treasury, of Hortican common shares.

On June 25, 2013, Hortican acquired 20% of the issued and outstanding shares of Peace Naturals, a corporation headquartered in Stayner, Ontario is incorporated under the Canada Business Corporations Act. Peace Naturals is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. Later in 2013, the Company exercised options to acquire additional equity in Peace Naturals, for a total of 27.3% of the issued and outstanding shares.

On September 2, 2016, Hortican acquired the remaining issued and outstanding shares of Peace Naturals. The purchase price payable for the acquisition of the shares not already held by Hortican was approximately $11.8 million of which (i) $2.9 million was payable at closing, by the issuance, out of treasury, of PharmaCan common shares, (ii) approximately $6.2 million was payable in cash at closing and (iii) the balance of the purchase price is held back for a period of up to twelve (12) months following closing. The purchase price was based on a Peace Naturals enterprise value of approximately $22 million.

On October 21, 2016, the Company acquired approximately 17 acres of land adjacent to the 14 acre ITZ production campus in the Okanagan Valley of British Columbia (the “Property”). The Property was acquired for total consideration of $600,000 cash payable at closing.

Recent Business and Legal Developments

On October 31, 2016 the Company divested its approximately 12% equity interest in Vert/Green Medical Inc. (“Vert”). Vert was acquired by Canopy Growth Corporation (“Canopy”) in a share-for-share transaction. As a result of the transaction, the Company acquired 7,374 shares of Canopy and may acquire up to 29,498 additional shares of Canopy subject to escrow conditions relating to certain licensing milestones for Vert.

The Company has received inquiries concerning strategic business opportunities from third-parties in several international jurisdictions. The Company believes there is an opportunity to leverage its expertise and its business model in other legal marijuana markets around the world. Subject to exchange and regulatory approval, strategic international business opportunities pursued by the Company could include:

•      Ownership of cannabis cultivation and sales operations in countries outside of Canada; and

•      The export of medical cannabis to third-parties in countries outside of Canada.

On October 10, 2016 the Company announced its first wholesale shipment of medical marijuana to Germany through German-based pharmaceutical wholesale distributor, Pedanios GmbH (“Pedanios”). On December 28, 2016, the Company further announced the execution of an exclusive supply agreement with Pedanios for the distribution of medical cannabis products in European markets with an initial term of three (3) years.

On December 6, 2016, the Company announced the formation of Indigenous Roots Inc. (“Indigenous Roots”), a joint venture with a corporation led by a former National Chief of the Assembly of First Nations. Indigenous Roots will be a producer of medicinal cannabis to be constructed on the ITZ production campus, licensed under ITZ’s ACMPR license, and will provide medical cannabis to First Nations patients.

On January 11, 2017 the Company announced ITZ had received approval from Health Canada to sell medicinal cannabis pursuant to the ACMPR. The new ITZ sales license supplements the prior cultivation license and validates the operational quality assurance undertakings of the Company.

On January 23, 2017, the Company announced it is seeking its shareholder approval to formally change its name to “Cronos Group Inc.” following the corporate rebranding announced on October 6, 2016. The

Company’s board of directors has unanimously approved the name change and recommends that shareholders vote in favor of the name change at the special meeting of shareholders scheduled for February 24, 2017.

DESCRIPTION OF THE BUSINESS

Regulatory Overview

Medical Marijuana

In 2001, Canada became the second country in the world to recognize the medicinal benefits of marijuana and to implement a government-run program for medical marijuana access. Health Canada replaced the prior regulatory framework and issued the Marijuana for Medical Purposes Regulations (the “MMPR”) in June 2013. The MMPR was intended to replace government supply and home-grown medical marijuana under the Medical Marijuana Access Regulations (the “MMAR”) with secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR issued in June 2013 covered only the production and sale of dried cannabis flowers. Under the MMPR, patients were required to obtain medical approval from their healthcare practitioner and provide a medical document to a Licensed Producer from which they wish to purchase marijuana.

On July 8, 2015 Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) which included a Section 56 Exemption for Licensed Producers under the MMPR to conduct activities with cannabis, permitting Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves, in addition to dried marijuana (this did not permit Licensed Producers to sell plant material that can be used to propagate marijuana).

On February 24, 2016, the Federal Court of Canada released its decision in the case of Allard et al v. Canada (“Allard”). This case began as a result of the government’s decision to repeal the MMAR and enact the MMPR. The plaintiffs in Allard argued that the MMPR violated their Charter rights, and, in a lengthy and detailed judgment, agreeing with the plaintiffs, the court found the entire MMPR to be unconstitutional and of no force and effect, but suspended its declaration of invalidity for six months in order to give the government time to respond and, if thought appropriate, craft a Charter-compliant medical marijuana regime. Additionally, the Federal Court of Canada ruled that a previous injunction should be upheld, allowing patients with an existing personal production license under the prior legislation to continue to produce their own medical marijuana, subject to certain conditions.

On August 11, 2016, Health Canada announced the new ACMPR which came into force on August 24, 2016, replacing the MMPR as the regulations governing Canada’s medical cannabis program. The ACMPR was implemented as a result of Allard. In Allard the Federal Court found the MMPR to be unconstitutional and of no force and effect, but suspended its declaration of invalidity for six months in order to give the government time to respond. In response to Allard, ACMPR allows Canadians who have been authorized by their health care practitioner, and who are registered with Health Canada, to produce a limited amount of medical marijuana for their own medical purposes, or to designate someone who is registered with Health Canada to produce it for them. Starting materials such as plants or seeds are to be obtained from Licensed Producers only. See “Risk Factors - Change in Laws, Regulations and Guidelines”.

The ACMPR allows for competition among Licensed Producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing well-positioned and capitalized producers to leverage their position in the marketplace. Health Canada estimates that as of September 30, 2016 approximately 98,000 patients were registered to use medical marijuana under the ACMPR. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000.

Recreational Marijuana

On April 20, 2016, the Canadian Federal Government announced its intention to introduce, by the Spring of calendar year 2017, legislation to legalize the recreational use of marijuana in Canada. At this time, the form that this legislation will take is not known. CIBC World Markets estimates that the potential value of the recreational marijuana market in Canada will range from $5 billion to $10 billion per year. The lower market value of $5 billion per year translates into yearly consumption of 770,000 kilograms of marijuana.

Company Overview

Cronos Group

PharmaCan Capital Corp. d/b/a Cronos Group is a publically traded company, incorporated in under the Business Corporations Act (Ontario) on August 21, 2012, with its head office at 76 Stafford Street, Toronto, Ontario. The Company’s Common Shares are listed on the TSX-V, under the trading symbol “MJN”. Through its wholly-owned subsidiaries, Peace Naturals and ITZ, Cronos Group is currently in the business of producing and selling legal marijuana in the Canadian medical market. Cronos Group is also positioning itself to produce and sell marijuana in the recreational market in Canada, if and when it should be legalized in the future.

Peace Naturals Project Inc.

Peace Naturals was incorporated under the Business Corporations Act (Ontario) on November 21, 2012. Peace Naturals is a Licensed Producer of medical marijuana pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. On October 31, 2013 Health Canada issued to Peace Naturals a first license (the “Peace Naturals First License”) for activities related to the production and sale of dried cannabis flower. On December 7, 2015, Health Canada issued to Peace Naturals a supplemental license (the “Peace Naturals Supplemental License”) for activities related to the production and sale of cannabis oils. Peace Naturals was acquired by Hortican on September 6, 2016.

In the Zone Produce Ltd.

ITZ was incorporated under the Business Corporations Act (British Columbia) on March 15, 2013. ITZ is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. Health Canada issued license to ITZ on February 26, 2014 (the “ITZ First License”). ITZ was acquired by Hortican on November 5, 2014. On January 11, 2017 the Company announced that ITZ has been approved by Health Canada to sell medicinal cannabis pursuant to the ACMPR (the “ITZ Supplemental License”). The new ITZ sales license supplements the prior cultivation license and validates the operational quality assurance undertakings of the Company.

Cronos Groups Licenses

Peace Naturals and ITZ Licenses

Pursuant to the Peace Naturals Commercial License and the ITZ Commercial License, Peace Naturals and ITZ may:

(a)         possess, produce, sell, transport, deliver and destroy marijuana, including live plants, clippings and seeds;

(b)         possess, produce, sell, transport, deliver and destroy dried marijuana;

(c)          possess, transport, deliver and destroy CBD (defined herein); and

(d)         possess, transport, deliver and destroy THC (defined herein).

Peace Naturals and ITZ may sell or provide:

(a)         marijuana and dried marijuana to:

(i)             another Licensed Producer;

(ii)          a licensed dealer (as defined in the ACMPR);

(iii)       the Minister; or

(iv)      a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA.

(b)         dried marijuana to:

(i)             a client or an individual who is responsible for the client;

(ii)          a hospital employee, if the possession of the dried marijuana is for the purposes of and in connection with their employment; or

(iii)       a person to whom an exemption relating to the dried marijuana has been granted under section 56 of the CDSA.

Peace Naturals may:

(a)         possess, produce, sell, ship, transport, deliver, and destroy cannabis oil and cannabis resin.

Permitted activities related to cannabis oils includes strict terms and conditions that a Licensed Producer must comply with, including:

•                  the marihuana must be shipped in secure, child resistant packaging;

•                  Licensed Producers must include the same health warning messages that apply to dried marihuana;

•                  Licensed Producers must not sell or provide any cannabis oil with a concentration of delta-9-tetrahydrocannabinol (THC) exceeding 30 mg per ml of oil;

•                  Licensed Producers must ensure that the label specifies the amount (in milligrams) of THC and cannabidiol;

•                  Licensed Producers must ensure that the quantity of the fresh marihuana buds or leaves or cannabis oil is also labeled, in terms of equivalency to one gram of dried marihuana. Information on the conversion method must be published on the producer’s website;

•                  Licensed Producers must not make therapeutic claims in relation to the marihuana, unless they are otherwise approved under the Food and Drugs Act (Canada);

•                  Licensed Producers must continue to comply with the record-keeping requirements for all transactions involving non-dried marihuana, including sales and destruction records; and

•                  Licensed Producers must notify Health Canada of any adverse reactions related to fresh marijuana buds and leaves or cannabis oil of which they become aware.

Peace Naturals and ITZ may also (i) ship dried marijuana to a health care practitioner (as defined in the ACMPR) in the case referred to in subparagraph 108(1)(f)(iii) of the ACMPR; (ii) import marijuana if done in accordance with an import permit issued under section 75 of the ACMPR; and (iii) possess marijuana for the purpose of export and export marijuana if done in accordance with an export permit issued under section 83 of the ACMPR.

Principle Products

Medical marijuana can be ingested in a variety of ways, including smoking, vaporizing, consumption in the form of oil, or edibles. Unlike the pharmaceutical options, individual elements within medical marijuana have not been isolated, concentrated and synthetically manipulated to deliver a specific therapeutic effect. Instead, medical marijuana addresses ailments holistically through the synergistic action of naturally occurring phytochemicals.

Sativa and Indica are the two main types of cannabis plants, and hybrids can be created when the genetics of each of the two plants are crossed. Within these different types of cannabis plants there are many different varieties. Within each variety of medical cannabis there are many different cannabinoids, with the most common being delta-9-tetrahydrocannabinol (“THC”) the psychoactive ingredient and cannabidiol (“CBD”) which is responsible for many of the non-psychoactive effects from medical marijuana. Peace Naturals has access to many strain varieties and will continue to establish a variety of strains to best suit patient needs. ITZ has access to a limited number of strains at this time, however, strain sharing between Peace Naturals and ITZ is expected in the near future.

Distribution

Peace Naturals Project

Medical marijuana patients order from Peace Naturals primarily through the Peace Naturals’ online store or through the phone. Medical marijuana is and will continue to be delivered by secured courier or other methods permitted by the ACMPR or future regulation. Peace Naturals’ prices vary based on growth time, strain yield and market prices. Peace Naturals may from time to time offer volume discount or promotional pricing.

The Peace Naturals is also authorized for wholesale shipping of medical marijuana plant cuttings and dried bud to other Licensed Producers. Peace Naturals has already completed several sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried bud.

As a result of the Section 56 Exemption, Peace Naturals is also allowed to produce and sell certain derivative products such as cannabis oil.

In The Zone Produce

ITZ has recently received a license to sell medical marijuana to registered patients, and it is expected that medical marijuana patients will order from ITZ primarily through the ITZ online store or through the phone. It is also expected that medical marijuana will be delivered by secured courier or other methods permitted by the ACMPR or future regulation. It is further expected that ITZ’s prices may vary based on growth time, strain yield and market prices and that ITZ may from time to time offer volume discount or promotional pricing.

Operations

As of the date of this AIF, Cronos Group’s business is conducted entirely through its various subsidiaries and equity accounted for investments. Substantially all of the Company’s revenue is derived from the sale of medical marijuana by Peace Naturals. Peace Naturals grows marijuana indoors for the purposes of sale and distribution of finished product in accordance with the ACMPR. Peace Naturals has plants at various stages of growth. Peace Naturals began production in 2012 and made its first shipment on November 13, 2013. Substantially all of Peace Naturals’ revenue is derived from the sale of dried marijuana flower to registered patients. Peace Naturals is currently operating at less than 20% of its annual 4,200 kg anticipated peak capacity of the currently constructed buildings at the facility. Peace Naturals’ current licensed capacity of 2,500 kg will need to be amended upward by Health Canada once the currently constructed buildings are put into production.

ITZ began production in 2014 and has yet to make its first shipment of marijuana. ITZ is currently licensed to produce 100 kg of marijuana per year. ITZ received its sales approval from Health Canada and is effective beginning on February 28, 2017 and is expected to begin shipments to patients in the near future.

The facilities and equipment required to manage production at the Peace Naturals and ITZ facilities include the following:

1)             walk-in vault to comply with the Health Canada Security Directives for Controlled Substances;

2)             building security, including access control, video surveillance and motion detectors;

3)             shipping bay for client shipments;

4)             growing equipment, including trays, containers, specialized lighting and associated controls, circulating fans and watering systems;

5)             HVAC systems, primarily exhaust and cooling, to maintain an optimal growing environment;

6)             odour control systems;

7)             enhanced electrical distribution primarily for the high intensity lighting systems; and

8)             laboratory equipment or outsourcing arrangements to monitor and test product quality for compliance with the Food and Drugs Act, Pest Control Products Act and product labelling standards under the ACMPR.

Health Canada conducts unscheduled site inspections of Licensed Producers. Peace Naturals and ITZ have experienced these inspections multiple times at their respective locations. While Health Canada routinely identifies aspects of the operations for improvement, Peace Naturals and ITZ respond to and comply with all requests from Health Canada within the time frames indicated in such requests and there are no outstanding inspection issues with Health Canada beyond the day-to-day adjustments that may occur in order to ensure ongoing compliance.

Storage & Security

The ACMPR require production sites to be located indoors, and not in a private dwelling. Division 5 of the ACMPR set out physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with medical marijuana other than storage. Pursuant to the security requirements of the ACMPR the Company’s facilities meet the following requirements:

1)             each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the “Key Areas”);

2)             the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

3)             there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

4)             access to the Key Areas is restricted only to those employees whose work duties require them to enter such Key Areas;

5)             while any other person is in a Key Area, either a person designated as the “Responsible Person in Charge” (as defined in the ACMPR) or a person designated as an “Alternate Responsible Person in Charge” (as defined in the ACMPR) must also be present in the Key Area;

6)             records are kept of every person entering and exiting the Key Areas;

7)             there are physical barriers preventing unauthorized access to Key Areas; and

8)             the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada regulations stipulate that the value of finished goods that can be held in inventory cannot exceed the licensed limitations tied to the security level of the facility. The facility’s security level, as outlined in the Health Canada Directive on Physical Security Requirements for Controlled Substances, is established through a mix of perimeter, restricted area and storage vault physical and monitoring requirements as well as proximity to urban areas of the facility.

As per Health Canada’s regulations, Peace Naturals’ and ITZ’s facilities each contain vaults that meet all required regulations. The vaults are equipped with security cameras, motion sensors, code locked doors and seismic sensors that set alarms off when vibrations are detected. These security measures ensure Peace Naturals and ITZ are compliant with all of Health Canada’s necessary security requirements. The vault can only be accessed by a Responsible Person in Charge (an “RPiC”) and at least one RPiC must be present in the vault at all times if the doors are opened.

Specialized Knowledge, Skills, Resources & Equipment

Knowledge with respect to cultivating and growing medical marijuana is important to the medical marijuana industry. The nature of growing marijuana is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are establish to protect the activity and purity of the product. Once processing is complete, each and every processing batch is subjected to full testing against stringent quality specifications set for activity and purity.

A primary specialized skill unique to the medical marijuana industry is with respect to the growing of product. While a background in the growing of marijuana specifically may be helpful, the nature of growing marijuana does not differ substantially from the nature of growing any other greenhouse product. The Company also requires client care staff, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market.

Differentiation in the strains of medical marijuana is primarily achieved through the procurement of seeds. Obtaining seeds for growing medical marijuana must be done in accordance with the ACMPR. Seeds must be obtained from a legal source, which includes seeds acquired from Health Canada, seeds imported from a jurisdiction allowed to export seeds or seeds acquired from another Licensed Producer. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Equipment used is specialized, but is readily available and not specific to the cultivation of medical marijuana. Subject to available funding, the Company does not anticipate any difficulty in obtaining equipment as needed.

Competitive Conditions

As of the date of this AIF, Health Canada has a total of 38 licenses on its list of Licensed Producers. Of these Licensed Producers, 29 (including Peace Naturals and ITZ) are fully authorized to sell finished product to registered customers. As well, Health Canada includes a total of 22 licenses on its list of Licensed Producers under the Section 56 Exemption. Of those Licensed Producers, 19 (including Peace Naturals ) are able to sell finished product to registered customers and three (3) have a license restricted to the production of fresh marijuana and cannabis oil. There are also a number of existing growers of medical marijuana operating under the prior regulatory regime who have or will seek to obtain Licensed Producer status under the ACMPR. The Company believes that the stringent application and compliance requirements of the ACMPR may prove too onerous for some of those existing producers. In addition, under the ACMPR home growers of medical marijuana may continue to produce medical marijuana pursuant to a license. The Company believes that its leadership team, brand strategy, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Company to establish and retain a leadership position in the market. See below under the heading “Risk Factors — Competition” for further information. The Company competes aggressively in terms of product quality, variety and price to differentiate its products; and maintains a focus on client services to retain a solid and sustainable position in the market.

Protection of Intangible Assets

The proprietary nature of, and protection for, the Company’s products, technologies, processes, and know-how are a key aspect of the Company’s business. To establish and protect the Company’s intellectual property in Canada, the Company has made various trademark applications. The Company relies on a combination of patents, trademarks and contractual restrictions to establish and protect our intellectual property. The Company has established and continues to build proprietary positions in all key aspects of our business. The Company continually seeks out new opportunities for enhancing its intellectual property portfolio.

Employees

As of the date of this AIF Cronos Group employs two (2) people and has four (4) contractors, Peace Naturals employs 39 employees, and ITZ employs three (3) employees.

RISK FACTORS

Investing in the Company’s securities involves a significant amount of risk. Potential investors should carefully consider the risks described below, together with all of the other information in the Cronos Group’s publicly filed documents, before making an investment decision. If any of the following risks actually occurs, Cronos Group’s business, financial condition or results of operations and financial condition could be adversely affected, in any such case, the trading price of the Common Shares could decline, and investors could lose all or part of their investment.

Regulatory Risks

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical marijuana industry. Similarly, the

Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Change in Law, Regulations and Guidelines

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to its operations.

On August 11, 2016, Health Canada announced the new ACMPR which came into force on August 24, 2016, replacing the MMPR as the regulations governing Canada’s medical cannabis program. The ACMPR was implemented as a result of a February 2016 Federal Court case Allard. In Allard the Federal Court found the MMPR to be unconstitutional and of no force and effect, but suspended its declaration of invalidity for six months in order to give the government time to respond. In response to Allard, ACMPR allows Canadians who have been authorized by their health care practitioner, and who are registered with Health Canada, to produce a limited amount of medical marijuana for their own medical purposes, or to designate someone who is registered with Health Canada to produce it for them. Starting materials such as plants or seeds are to be obtained from Licensed Producers only.

Limited Operating History

The Company began carrying on business in 2013; Peace Naturals began operations in 2012 and generated its first revenues in 2013; ITZ began operations in 2014 and, as of the date of this AIF, has yet to generate revenue from sales; and the Company’s Investees are in various early stages of operation or, as of the date of this AIF, have yet to be granted a license. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Reliance on Licenses

The Company’s ability to grow, store and sell medical marijuana in Canada is dependent on the license from Health Canada. Failure to comply with the requirements of the license or any failure to maintain this license would have a material adverse impact on the business, financial condition and operating results of the Company. Peace Naturals Commercial License was renewed October 31, 2016 and expires October 31, 2018. ITZ Commercial License was renewed and is effective beginning on February 28, 2017 and expires February 28, 2018. Although Peace Naturals and ITZ believe they will meet the requirements of the ACMPR annually for extension of their Commercial Licenses, there can be no guarantee that Health Canada will extend or renew the Commercial Licenses or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licenses, or should it renew the licenses on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected.

Reliance on Two Facilities

The Company’s activities and resources are focused on the Peace Naturals Stayner, Ontario facility, which includes two operational cultivation buildings and one pre-operational cultivation building, and the ITZ Armstrong, British Columbia facility, which includes one operational cultivation building. The licenses held by Peace Naturals and ITZ are specific to those facilities. Adverse changes or developments affecting either facility, including but not limited to a breach of security, could have a material and adverse effect on the Company’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on the Company’s ability to continue operating under its licenses or the prospect of renewing its licenses.

The Company owns both of its facilities and bears the responsibility for all of the costs of maintenance and upkeep. The Company’s operations and financial performance may be adversely affected if either Peace Naturals or ITZ are unable to keep up with maintenance requirements.

Certain contemplated capital expenditures, including the build out of additional cultivation and production space, as well as the construction of additional facilities, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect the business, financial condition and results of operations of the Company.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

Certain of the Company’s officers and directors are officers and directors of other Company’s, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

Reliance on Key Inputs

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure program may be significantly greater than anticipated by the Company’s management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

Risks Inherent in Agricultural Business

The Company’s business involves the growing of medical marijuana, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although Peace Naturals and ITZ grow products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Vulnerability to Rising Energy Costs

Peace Naturals and ITZ’s medical marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Third Party Transportation Risks

Due to its direct to client shipping model, the Company will depend on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Due to the nature of the Company’s products, security of the product during transportation to and from the Company’s facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Company’s business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Company’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Sufficiency of Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Environmental and Employee Health & Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by Peace Naturals and ITZ caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by Peace Naturals or ITZ are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by Peace Naturals or ITZ were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by Peace Naturals or ITZ and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the operations of Peace Naturals or ITZ by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

On May 9, 2014, Peace Naturals announced a voluntary recall with the support of Health Canada. The lots recalled were purchased from a third party cannabis producer. During a routine testing the recalled product was found to contain microbial traces outside of Peace Naturals’ quality assurance standards. No adverse or negative reactions were reported by clients. Peace Naturals has implemented pre-screening protocols for all foreign plant matter to enter the Peace Naturals facility. Health Canada remains satisfied with Peace Natural’s transfer/import protocols and policies, and >90% of the affected clients remain active clients and continue to order product from Peace Naturals.

On February 9, 2015, Peace Naturals announced a voluntary recall with the support of Health Canada. During a routine testing the recalled product was found to contain THC levels up to 4% higher than indicated on the product label when sold, outside of Peace Naturals’ +/-2% variance margin. No adverse or negative reactions were reported by clients. Peace Naturals’ implemented new protocols related internal testing methodology to ensure accurate results. Health Canada remains satisfied with Peace Naturals’ internal methodologies and validation protocols.

Unfavorable Publicity or Consumer Perception

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Client Acquisitions

The Company’s success depends on its ability to attract and retain clients. There are many factors which could impact the Company’s ability to attract and retain clients, including but not limited to the Company’s ability to continually produce desirable and effective product, the successful implementation of the Company’s client-acquisition plan and the continued growth in the aggregate number of patients selecting medical marijuana as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.

Management of Growth

The Company is currently in an early development stage and may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls, which may place significant strain on its operational and managerial resources. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. There can be no assurances that the Company will be able to manage growth successfully. Any inability of the Company to manage growth successfully could have a material adverse effect on the Company’s business, financial condition and operational results.

Historical and Potential Losses

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The Company had negative operating cash flow for the fiscal years ending December 31, 2015, December 31, 2014 and December 31, 2013. If the Company continues to have negative cash flow into the future, additional financing proceeds may need to be allocated to funding this negative cash flow in addition to the Company’s operational expenses. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Company’s ability to pursue its business objectives.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company’s brand.

The following is a brief summary of certain ongoing litigation matters that the Company is aware of:

On February 18, 2016, 2073056 Ontario Inc. (“207”) commenced a claim against Hortican, before the Ontario Superior Court of Justice, for $50,000,000 in damages. 207 alleges that PharmaCan unlawfully interfered in a share purchase transaction between 207 and two then-shareholders of Peace Naturals. As of the date of filing, the defendant has delivered a statement of defence. The Company’s litigation counsel cannot asses the value of this claim at this stage.

On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (“938”) (collectively, the “plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, before the Ontario Superior Court of Justice, for $15,000,000 in damages. The plaintiffs allege that Peace Naturals breached its obligations to them by terminating a share purchase transaction. As of the date of filing, the defendant has delivered a statement of defence. The Company’s litigation counsel cannot assess the value of this claim at this stage.

On November 26, 2015, Tweed Inc. (“Tweed”) and 938 commenced a claim against Peace Naturals (the “Plants Claim”), before the Ontario Superior Court of Justice, for $12,000,000 in damages in relation to the destruction of twelve mother plants. Peace Naturals defended the action and, on December 15, 2016, brought an application before the Ontario Superior Court of Justice to have settlement documents related to the Plants Claim released from escrow. As of the date of filing, Tweed and 938 have not yet served a notice of appearance. The Company’s litigation counsel cannot assess the value of this claim at this stage.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of licenses under the ACMPR to produce and sell medical marijuana. According to Health Canada there are currently 38 Licensed Producers. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants.

If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, there is a high probability that recreational use of marijuana will become legalized in the near future. According to Health Minister Jane Philpott, new marijuana legislation will be coming in spring 2017. While no details have been provided on what the landscape of a legalization regime will look like, it is expected that this may have an impact on the operations of the Company. The number of Licensed Producers may increase or Licensed Producers may cease to exist as they do currently. Without knowledge of what the future of marijuana will look like in Canada, there is an increased risk to the Company that it could negatively impact our market share and demand for products.

The Company also faces competition from illegal marijuana dispensaries that are selling marijuana to individuals despite not having a valid license under the ACMPR. As well, the legal landscape for medical and recreational marijuana is changing internationally. More countries have passed laws that allow for the production and distribution of medical marijuana in some form or another. The Company has some international partnerships in place, which may be effected if more countries legalize medical marijuana. Increased international competition might lower the demand for the Company’s products on a global scale.

Reputational Risks to Third Parties

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s medical marijuana business activities. For example, the Company received a notification from its prior principal banker advising it that they would no longer continue its banking relationship with the Company or any others in the medical marijuana industry. While the Company has other banking relationships and believes that the services can be procured from other institutions, the Company may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

TSX-V Restrictions on Business

The TSX-V required that, as a condition to listing, the Company deliver an undertaking (the “Undertaking”) confirming that, while listed on the TSX-V, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Commercial Licenses with Health Canada. This undertaking could have an adverse effect on the Company’s ability to export marijuana from Canada and on its ability to expand its business into other areas including the provision of non-medical marijuana in the event that the laws were to change to permit such sales, the Company is still listed on the TSX-V and still subject to such undertaking at the time. This undertaking may prevent the Company from expanding into new areas of business when the Company’s competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

Market Price Fluctuation

The market price of Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for Common Shares.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

•                  actual or anticipated fluctuations in the Company’s quarterly results of operations;

•                  recommendations by securities research analysts;

•                  changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•                  addition or departure of the Company’s executive officers and other key personnel;

•                  release or expiration of transfer restrictions on outstanding Common Shares;

•                  sales or perceived sales of additional Common Shares;

•                  operating and financial performance that vary from the expectations of management, securities analysts and investors;

•                  regulatory changes affecting the Company’s industry generally and its business and operations;

•                  announcements of developments and other material events by the Company or its competitors;

•                  fluctuations to the costs of vital production materials and services;

•                  changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•                  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•                  operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•                  news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their shares of the Company for a price greater than that which such investors paid for them.

Holding Company

Cronos Group is a holding company and essentially all of its material assets are represented by the capital stock of its material subsidiaries, Peace Naturals and ITZ. As a result, investors in Cronos Group are subject to the risks attributable to its subsidiaries. As a holding company, Cronos Group conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, Cronos Group’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to Cronos Group. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of Cronos Group’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before Cronos Group.

Limited Market for Securities

The Company’s common shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Risk Inherent in the Acquired Companies

While the Company conducted substantial due diligence in connection with the acquisition of the Peace Naturals and ITZ, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company currently anticipates that its acquisition of the Peace Naturals and ITZ will be accretive; however, this expectation may materially change. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

Failure to Effectively Integrate Acquired Companies

The success of the acquisition of the Peace Naturals and ITZ will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating those companies into the businesses of the Company.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of the Peace Naturals and ITZ with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of the Peace Naturals and ITZ may also impose substantial demands on the Company’s management. There is no assurance that these acquisitions will be successfully integrated in a timely manner. The challenges involved in the Company’s integration of the Peace Naturals and ITZ may include, among other things, the following:

•                  the necessity of coordinating both geographically disparate and geographically overlapping organizations;

•                  retaining key personnel, including addressing the uncertainties of key employees regarding their future;

•                  integrating the Peace Naturals and ITZ into the Company’s accounting system and adjusting the Company’s internal control environment to cover the operations of the Peace Naturals and ITZ;

•                  integration of information technology systems and resources;

•                  performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the integration of the Peace Naturals and ITZ; and

•                  unplanned costs required to integrate the Peace Naturals and ITZ with the Company’s existing business.

Sales of Substantial Amounts of the Common Shares May Have an Adverse Effect on the Market Price of the Common Shares

Sales of substantial amounts of the Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

A Significant Number of Common Shares Are Owned by a Limited Number of Existing Shareholders

The Company’s management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Company’s management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders.

DIVIDENDS

As of the date of this AIF, Cronos Group has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As of the date of this AIF, there are 122,680,133 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company is authorized to issue an unlimited number of special shares, issuable in series. The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

The stock option plan (the “Option Plan”) of the Company is administered by the board of directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX-V) and the vesting and expiry provisions. Pursuant to the Option Plan the Company may issue up to 10% of the total number of Common Shares issued and outstanding at the date of any grant. This is a “rolling” plan ceiling as the number of options which may be granted pursuant to the Option Plan will increase as the number of Common Shares which are issued and outstanding increases. As of the date of this AIF, options granted under the Option Plan to purchase up to an aggregate of 5,414,586 Common Shares are issued and outstanding.

MARKET FOR SECURITIES

Common Shares are listed and traded on the TSX-V under the trading symbol “MJN”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX-V for the period between January 1, 2015 and December 31, 2016:

Period	High Trading Price	Low Trading Price	Volume
December 2016	$1.74	$1.35	6,745,733
November 2016	$1.92	$0.92	17,367,547
October 2016	$1.35	$0.81	14,610,416
September 2016	$0.95	$0.46	8,576,800
August 2016	$0.56	$0.39	2,619,200
July 2016	$0.42	$0.18	2,972,000
June 2016	$0.21	$0.19	389,800
May 2016	$0.28	$0.14	710,700
April 2016	$0.28	$0.19	245,800
March 2016	$0.29	$0.19	298,400
February 2016	$0.29	$0.17	451,500
January 2016	$0.35	$0.26	622,400
December 2015	$0.35	$0.26	51,000
November 2015	$0.57	$0.32	1,577,300
October 2015	$0.35	$0.20	544,400
September 2015	$0.40	$0.24	185,885
August 2015	$0.425	$0.31	241,881
July 2015	$0.47	$0.375	200,885
June 2015	$0.50	$0.45	383,714
May 2015	$0.57	$0.42	432,595
April 2015	$0.61	$0.50	259,132
March 2015	$0.63	$0.54	334,265
February 2015	$0.67	$0.48	804,552
January 2015	$0.80	$0.62	790,215

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the period between January 1, 2015 and December 31, 2016:

		Issuance/Exercise
Date of Issuance	Security	Price Per Security	Number of Securities
October 8, 2015	Warrants	$0.31	5,263,158
October 29, 2015	Warrants	$0.31	2,629,296
May 13, 2016	Warrants	$0.245	10,810,812
May 17, 2016	Options	$0.285	78,925

		Issuance/Exercise
Date of Issuance	Security	Price Per Security	Number of Securities
May 27, 2016	Warrants	$0.245	21,621,613
May 27, 2016	Options	$0.285	78,925
August 10, 2016	Options	$0.500	1,225,000
October 5, 2016	Options	$1.230	2,887,500
November 16, 2016	Options	$1.500	300,000
November 21, 2016	Options	$1.840	182,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this AIF:

	Number of Securities held in
	escrow or that are subject to a
	contractual restriction on
Designation of Class	transfer		Percentage of Class(1)
Common Shares	3,233,992	(2)(3)(4)	7.52%

Note:

(1)         Based on 42,960,395 Common Shares issued and outstanding as of December 31, 2015

(2)         In connection with the Company’s initial public offering, 177,369 Common Shares remain, as of November 28, 2016, deposited in escrow with TSX Trust Company (formerly Equity Financial Trust Company) pursuant to a CPC Escrow Agreement dated June 19, 2014 (“CPC Escrow Agreement”). Of the 177,369 Common Shares remaining in escrow under the CPC Escrow Agreement, half are expected to be released from escrow on June 16, 2017 and the other half on December 16, 2017.

(3)         In connection with the Company’s Qualifying Transaction, 1,683,880 Common Shares remain, as of November 28, 2016, deposited in escrow with TSX Trust Company (formerly Equity Financial Trust Company) pursuant to a 5D Value Escrow Agreement dated December 10, 2014 (“5D Value Escrow Agreement”). Of the 1,683,880 Common Shares remaining in escrow under the 5D Value Escrow Agreement, half are expected to be released from escrow on June 16, 2017 and the other half on December 16, 2017.

(4)         In connection with the Company’s Qualifying Transaction, 1,372,743 Common Shares remain, as of November 28, 2016, deposited in escrow with TSX Trust Company (formerly Equity Financial Trust Company) pursuant to a 5D Surplus Escrow Agreement dated December 10, 2014 (“5D Surplus Escrow Agreement”). Of the 1,372,743 Common Shares remaining in escrow under the 5D Surplus Escrow Agreement, half are expected to be released from escrow on June 16, 2017 and the other half on December 16, 2017.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Below are the names, province or state and country of residence, principle occupation and periods of service of the directors and executive officers of the Company.

Number of
Common Shares
Beneficially
Owned,
Controlled or
Name and	Principle	Director of	Position Held	Directed,
Municipality	Occupation for	Cronos Group	with Cronos	Directly or
Residence	Last Five Years	Since	Group	Indirectly
Michael Gorenstein(1) New York, NY, USA	May 2016 to Present — CEO of Cronos Group	November 6, 2015 to Present	Chairman, Chief Executive Officer, President	1,284,450 (1.05%)

June 2015 to Present — Partner at Alphabet Ventures, LLC

January 2015 to June 2015 — Principal & General Counsel at Saiers Capital, LLC (n/k/a Alphabet Management, LLC)

October 2011 to December 2015 — Associate at Sullivan & Cromwell, LLP

Michael Krestell Thornhill, Ontario, Canada	March 2013 to Present — President at M Partners, Inc.	December 10, 2014 to Present	Director	42,260 (0.01%)

October 2009 to March 2013 — Managing Director of Equity Research at M Partners, Inc.

Number of
Common Shares
Beneficially
Owned,
Controlled or
Name and	Principle	Director of	Position Held	Directed,
Municipality	Occupation for	Cronos Group	with Cronos	Directly or
Residence	Last Five Years	Since	Group	Indirectly
Jason Adler New York, NY, USA	June 2015 to Present — Managing Partner of Alphabet Ventures, LLC	July 12, 2016 to Present	Director	6,594,092 (5.38%)

October 2007 to June 2015 — Managing Member/CEO of Saiers Capital, LLC (n/k/a Alphabet Management, LLC)

Alan Friedman(2) Toronto, ON, Canada	November 2014 to Present — Managing Director at Tembo Financial Inc.	August 21, 2012 to Present	Director	213,689 (0.18%)

September 2006 to Present — President & CEO of Rivonia Capital Inc.

Number of
Common Shares
Beneficially
Owned,
Controlled or
Name and	Principle	Director of	Position Held	Directed,
Municipality	Occupation for	Cronos Group	with Cronos	Directly or
Residence	Last Five Years	Since	Group	Indirectly
William Hilson Toronto, ON, Canada	October 2015 to October 2016 — President at Hillhurst Management	N/A	Chief Financial Officer	777,642 (0.63%)

March 2015 to October 2015 — President at Hillhurst Capital

June 2013 to March 2014 — CFO at TravelEdge

June 2003 to June 2013 — CFO at EMD Inc.

Paul Rosen Toronto, ON, Canada	November 2013 to May 2016 — CEO of Cronos Group	January 18, 2013 to May 13, 2016	Former — Director, President, Chief Executive Officer	1,613,273(3) (1.32%)

October 1999 to January 2014 — CEO of Skypad, Inc.

Lorne Gernter Toronto, ON, Canada	January 2006 to Present — CEO of Tokyo Smoke, Inc.	January 18, 2013 to May 19, 2016	Former — Chairman	1,088,689(4) (0.89%)

Steven Isenberg Toronto, ON, Canada	January 2005 to Present — CEO of M Partners	December 10 2014 to January 15, 2016	Former — Director	118,100(5) (0.10%)

Glen A. Huber Toronto, ON, Canada	February 2008 to Present — President of Brett Management Inc.	December 10, 2014 to January 15, 2016	Former — Director, Chief Financial Officer	0 (0%)

Notes:

(1)                                 Member of the Compensation Committee

(2)                                 Member of the Compensation Committee

(3)                                 96,982 of these Common Shares are held by Skypad, Inc., a corporation that is controlled by Mr. Rosen; this information is based on Mr. Rosen’s last public filing; the Company was unable to verify Mr. Rosen’s current holdings as of the date of this AIF.

(4)                                 This information is based on Mr. Gertner’s last public filing; the Company was unable to verify Mr. Gertner’s current holdings as of the date of this AIF.

(5)                                 This information is based on Mr. Isenberg’s last public filing; the Company was unable to verify Mr. Isenberg’s current holdings as of the date of this AIF.

The term of each director of the Company will expire on the date of the next annual meeting of the shareholders of the Company.

The following is a summary biography of each of the directors and executive officers of the Company:

Michael Gorenstein

Chairman, CEO, President

Mr. Gorenstein is the Chief Executive Officer, President and Chairman of the Company. Before joining the Company, Mr. Gorenstein was a partner at Alphabet Ventures LLC, a multi-strategy investment management firm located in New York City. Prior to Alphabet Ventures, Michael was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell where he focused on Mergers and Acquisitions and Capital Market transactions. Michael graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

Michael Krestell

Director

Mr. Krestell is President of M Partners Inc., a Canadian investment dealer, since 2013. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four (4) ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charterholder.

Alan Friedman

Director

Mr. Friedman has been a director of Adira Energy Ltd. since August 2009 and Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is an attorney and has played an integral role in the acquisition of various resource assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to B2Gold Corp. for approximately $160 million in 2011. Since September 2006, Alan has also been the President and CEO of Rivonia Capital Inc. a Canadian corporation providing market structuring, capital planning and administrative management services to private and public resource companies.

Jason Adler

Director

Mr. Adler is Managing Member of Alphabet Ventures, LLC, a captive investment vehicle operating in a wide range of domains including growth equity, established companies with growth perspective and creative debt vehicles. Prior to Alphabet Ventures, Jason was the co-founder and CEO of Alphabet Management, LLC, a volatility focused fund manager. Prior to Alphabet, Jason founded Geronimo, LLC in 2000, an AMEX member broker dealer that made markets in equity options. He began his career as a market maker at G&D Trading, an AMEX member market maker. Jason graduated with a B.A. from the University of Rhode Island.

William Hilson

Chief Financial Officer

Mr. Hilson is a Certified Public Accountant (CPA) and has spent over 15 years as regional CFO of two publicly listed multinational pharmaceutical companies — Merck KGaA and Serono S.A. His experience includes financial operations, strategy, performance management, sales & marketing, clinical trial management, international tax and debt and equity financing. Prior to joining Cronos Group, William was also involved in a number of mergers and acquisitions and licensing deals in the pharmaceutical sector.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the knowledge of the directors and officers of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)             is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company that while that person was acting in that capacity,

i)                                       was the subject of a cease trade or similar order or an order that denied the relevant companies access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

ii)                                    was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

iii)                                 within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)             has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Except as disclosed below, to the knowledge of the directors and officers of the Company, no director or executive officer of the Company (i) has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

While Glen A. Huber was a director of OutdoorPartner Media Corporation, a temporary cease trade order was issued against OutdoorPartner Media Corporation by the Ontario Securities Commission on July 20, 2011 due to the fact that it failed to file its interim and audited financial statements during the year ended February 28, 2011, accompanying management’s discussion and analysis, annual information form and related CEO and CFO certifications. OutdoorPartner Media Corporation subsequently filed the outstanding statements and disclosures and the cease trading order was revoked October 15, 2012.

Steven Isenberg was a director of Urbanfund Corp., a reporting issuer with shares listed on the TSX-V. On May 7, 2007, the Ontario Securities Commission issued a Management Cease Trade Order in respect of the securities of Urbanfund Corp. for failure to file financials statements and management’s discussion and analysis. The cease trade order was allowed to lapse/expire as of July 30, 2007, as the default had been remedied.

No director or executive officer of the Company or, to the knowledge of the Company, shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

PROMOTERS

Alan Friedman, a director of the Company, is a promoter of the Company. As of the date of this AIF, Mr. Friedman beneficially owns, controls, or directs, directly or indirectly, 213,689 Common Shares, comprising 0.18% of the issued and outstanding Common Shares. Mr. Friedman has served as a Director of the Company since August 21, 2012.

Alan Rootenberg has been within the last three (3) years immediately preceding the date of this AIF, a promoter of the Company. To the knowledge of the Company, Mr. Rootenberg owns controls or directs, directly or indirectly, 316,666 Common Shares, comprising 0.26% of the issued and outstanding Common Shares.(1) Mr. Rootenberg served as the Company’s Chief Executive Officer and Chief Financial Officer during the period between August 21, 2012 and December 10, 2014, and served as the Company’s Secretary during the period between August 21, 2012 and February 25, 2014.

Matthew Lerner has been within the last three (3) years immediately preceding the date of this AIF, a promoter of the Company. To the knowledge of the Company, Mr. Lerner owns controls or directs, directly or indirectly, 142,857 Common Shares, comprising 0.12% of the issued and outstanding Common Shares.(2) Mr. Lerner served as a Director of the Company during the period between August 21, 2012 and December 10, 2014.

Ryan Roebuck has been within the last three (3) years immediately preceding the date of this AIF, a promoter of the Company. To the knowledge of the Company, Mr. Roebuck owns controls or directs, directly or indirectly, 85,415 Common Shares, comprising 0.07% of the issued and outstanding Common Shares. Mr. Roebuck served as a Director of the Company during the period between April 10, 2014 and November 6, 2015. Mr. Roebuck served as the Company’s Secretary during the period between February 25, 2014 and December 10, 2014.

Notes:

(1)         This information is based on Mr. Rootenberg’s last public filings; the Company was unable to confirm Mr. Rootenberg’s current holdings as of the date of this AIF.

(2)         This information is based on Mr. Lerner’s last public filings; the Company was unable to confirm Mr. Lerner’s current holdings as of the date of this AIF.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those previously disclosed in this document, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority. See above under the heading “Risk Factors -Litigation” for further information.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company considers its related parties to consist of key members or former members of its Board of Directors and senior officers, including their close family members, and companies controlled or significantly influences by such individuals; and reporting shareholders and their affiliates that may exert significant influence over the Company’s activities (each, “Related Parties”). During the three (3) most recently completed financial years of the Company or during the current financial year of the Company, no Related Parties have had a material interest in any transaction that has had a material effect on the Company or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Company’s Common Shares is \TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, the particulars of which may also be described elsewhere in this AIF:

1.              Share Purchase Agreement made as of the 14th day of July, 2016, by and between PharmaCan, Hortican, The Barnes Family Trust, Ann Barnes and Peace Naturals.

2.              Loan Agreement made as of May 8, 2015 by and between Peace Naturals and Romspen Investment Corporation (the “Lender”), whereby the Lender has agreed to lend Peace Naturals, as borrower, $4,000,000, funded in multiple tranches, the whole as set forth in the Loan Agreement. The interest for the loan is 12% per annum and the term of the loan is two (2) years. The loan is secured by the property set forth in the Loan Agreement. PharmaCan, The Barnes Family Trust, Mark Gobuty, Ann Barnes and Hortican (collectively the “Covenantors”) jointly and severally with Peace Naturals, covenant and agree to satisfy all terms, conditions and requirements contained in the Loan Agreement. The obligations of the Covenantors, except for the obligations set out in Section 17, will become effective upon their execution of the applicable Security.

3.              Shareholders Agreement made as of the 6th day of August, 2014, by and between Hortican and Whistler Medical Marijuana Corporation, amongst others. This agreement sets forth the rights and obligations of the shareholders and Whistler with respect to the shares of Whistler.

4.              CPC Escrow Agreement dated June 19, 2014.

5.              5D Value Escrow Agreement dated December 10, 2014.

6.              5D Surplus Escrow Agreement dated December 10, 2014.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the material contract.

AUDIT COMMITTEE INFORMATION

The Audit Committee’s charter is attached hereto as Schedule “A”

As of date of this AIF, the Audit Committee of the Company was composed of three (3) members. The members of the Audit Committee are Michael Krestell, Alan Friedman and Michael Gorenstein. The Board of Directors believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, the three members have been determined by the Board to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 — Audit Committees (“NI 52-110”). The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Mr. Krestell is President of M Partners Inc., a Canadian investment dealer, since 2013. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four (4) ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charterholder.

Mr. Friedman has been a director of Adira Energy Ltd. since August 2009 and Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is an attorney and has played an integral role in the acquisition of various resource assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to B2Gold Corp. for approximately $160 million in 2011. Since September 2006, Alan has also been the President and CEO of Rivonia Capital Inc. a Canadian corporation providing market structuring, capital planning and administrative management services to private and public resource companies.

Mr. Gorenstein is the Chief Executive Officer, President and Chairman of the Company. Before joining the Company, Mr. Gorenstein was a partner at Alphabet Ventures LLC, a multi-strategy investment management firm located in New York City. Prior to Alphabet Ventures, Michael was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell where he focused on Mergers and Acquisitions and Capital Market transactions. Michael graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee and, where applicable, the Company’s Board, on a case-by-case basis.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company to the external auditors for professional services provided to the Company and its subsidiaries:

	2016	2015
Audit fees	$136,900	$141,850
Tax fees	$6,627	$11,500
Other fees	$4,595	$6,825
Total	$148,122	$160,175

The Company is relying on the exemption from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) as set out in section 6.1 of NI 52-110.

INTERESTS OF EXPERTS

MNP LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and the securities authorized for issuance under Company’s equity compensation plan, if applicable, is contained in the Company’s management information circular for our annual meeting of shareholders, relating to the year ended December 31, 2015 that involves the election of our directors. Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the most recent completed financial year.

The foregoing documents may be obtained by contacting our Chief Financial Officer at our head office located at 76 Stafford Street, Suite 302, Toronto, Ontario M6J 2S1.

SCHEDULE “A”

SCHEDULE “A”

PHARMACAN CAPITAL CORP.

AUDIT COMMITTEE CHARTER

I                                           PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of PharmaCan Capital Corp. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. The Committee’s primary duties and responsibilities are to:

•                                          conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•                                          assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

•                                          ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•                                          review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

•                                          select and monitor the independence and performance of the Company’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

•                                          provide oversight to related party transactions entered into by the Company.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II                                      AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)                                 engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)                                 set and pay the compensation for advisors employed by the Committee; and

(c)                                  communicate directly with the internal and external auditors.

III                                 COMPOSITION AND MEETINGS

1.                                      The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the TSX Venture Exchange, the Business Corporations Act (Ontario) (the “Act”) and all applicable securities regulatory authorities.

2.                                      The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.                                      A majority of the members of the Committee shall not be officers or employees of the Company or any of its affiliates.

4.                                      The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.                                      If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.                                      If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.                                      The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.                                      Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.                                      The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.                               The Committee may invite such officers, directors and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.                               Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders.

IV                                  RESPONSIBILITIES

A                                       Financial Accounting and Reporting Process and Internal Controls

1.                                      The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.                                      The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

3.                                      The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.                                      The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Company publicly discloses this information.

5.                                      The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

6.                                      The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

7.                                      The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.                                      The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.                                      The Committee shall establish procedures for:

(a)                                 the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10.                               The Committee shall provide oversight to related party transactions entered into by the Company.

B                                       Independent Auditors

1.                                      The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.                                      The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.                                      The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with the terms of this charter.

4.                                      The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.                                      The Committee shall review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

6.                                      The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.                                      The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within IFRS that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Company and the external auditors.

8.                                      The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.                                      The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

10.                               The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

C                                       Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.